July 25, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dermata Therapeutics, Inc. Registration Statement on Form S-1 File No. 333-273170 CIK No.: 0001853816 Acceleration Request Requested Date: July 27, 2023 Requested Time: 4:30 PM, Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dermata Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) on the “Requested Date” at the “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via a telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (646) 414-6947 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

DERMATA THERAPEUTICS, INC.

By:	/s/ Gerald T. Proehl
Name:	Gerald T. Proehl
Title:	Chief Executive Officer